Supplement dated March 20, 2026, to the Annual Notice dated May 1, 2025, for Great-West Smart Track® Variable Annuity and Great-West Smart Track® II Variable Annuity contracts issued by Empower Annuity Insurance Company of America

Variable Annuity-2 Series Account

Supplement dated March 20, 2026, to the Annual Notice dated May 1, 2025,

for Great-West Smart Track® Variable Annuity contracts

issued by Empower Life & Annuity Insurance Company of New York
Variable Annuity-2 Series Account of New York

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it for future reference. You may obtain a current Annual Notice by visiting www.protective.com/productprospectus.

The Lazard Retirement US Small Cap Equity Select Portfolio – Service Shares is no longer available as an investment option under the Contract.

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If you have any questions regarding this Supplement, please contact your investment professional or us by calling toll free at 1-877-723-8723. You may also obtain Portfolio prospectuses online at www.protective.com/productprospectus by selecting your Contract then “Investment Options.”

Please keep this Supplement for future reference.